SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNER THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February, 2005

                          Commission File no. 000-16008


                             DIAMANT ART CORPORATION
                       f/k/a ART INTERNATIONAL CORPORATION
                       -----------------------------------
                              (Name of registrant)

              5-7100 Warden Ave., Markham, Ontario, CANADA L3R 5M7
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Form 20-F X           Form 40-F
                                  ---                   ---

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes             No X
                                  ---            ---

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes             No X
                                  ---            ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes             No X
                                  ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                               -----------------------

     Transition to Filing Annual Report on Form 20-F.

     As of the end of its fiscal year on November 30, 2004, Diamant Art Corporation f/k/a ART International Corporation (the "Company") was a "foreign private issuer," as defined under Rule 3b-4, since it is a foreign issuer having been organized under the laws of Ontario, Canada, and approximately 80% of its outstanding voting securities were held of record by persons who are not residents of the United States. The Company has actually been a "foreign private issuer" since approximately March 1998.

         As a "foreign private issuer," the Company has elected to commence filing its annual reports on Form 20-F as opposed to continuing to file annual reports on Form 10-K. Accordingly, in connection with this transition, existing shareholders and other persons who may have interest in the Company should be advised that the Company's annual report on Form 20-F will not be filed until on or before May 31, 2005, being six months after the end of its fiscal year end. Therefore, the Company will not be filing an annual report on Form 10-K for the recently concluded fiscal year, which would otherwise would have to be filed on or before February 28, 2005, unless extended upon filing of a proper notification of late filing.

         In connection with its reporting as a "foreign private issuer," the Company will also be reporting pertinent information in the future on Form 6-K, as opposed to quarterly reports on Form 10-Q or current reports on Form 8-K.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             DIAMANT ART CORPORATION
                                             f/k/a ART INTERNATIONAL CORPORATION



Date February 14, 2005                       By  /s/ Michel van Herreweghe
                                               ---------------------------------
                                               Michel van Herreweghe,
                                               Chairman